Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended				Fiscal Year Ended
	Apr. 27, 2002		Apr. 28, 2001		Oct. 27, 2001		Oct. 28, 2000		Oct. 31, 1999		Oct. 31, 1998		Oct. 31, 1997
Earnings (loss) from continuing operations before taxes	$36,138		$63,547		$17,802		$88,316		$2,591		$(15,111)		$(9,619)
Fixed charges from continuing operations
Interest expense and amortization of debt discount and issuance costs on all indebtedness	4,670		—		—		45		459		557		351
Interest included in rent	3,310		3,058		5,507		1,381		428		268		165

Total fixed charges from continuing operations	7,980		3,058		5,507		1,426		887		825		516

Earnings before taxes and fixed charges	$44,118		$66,605		$23,309		$89,742		$3,478		$(14,286)		$(9,103)

Ratio of earnings to fixed charges (1)	5.5	x	21.8	x	4.2	x	62.9	x	3.9	x	(17.3	x)(2)	(17.6	x)(2)
Coverage deficiency	$—		$—		$—		$—		$—		$15,111		$9,619

(1)
The ratio of earnings to fixed charges was computed by dividing earnings (loss) from continuing operations before taxes by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount and issuance costs on all indebtedness, and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.

(2)
Earnings were inadequate to cover fixed charges. For the years ended October 31, 1998 and October 31, 1997, the Company needed additional earnings of $15.1 million and $9.6 million, respectively, to achieve a ratio of earnings to fixed charges of 1.0x.